

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

<u>Via E-mail</u>
Daron Evans
Chief Financial Officer
Nile Therapeutics, Inc.
63 Bovet Rd., Suite 421
San Mateo, California 94402

   **Re: Nile Therapeutics, Inc.**
      **Preliminary Proxy Statement on Schedule 14A**
      **Filed October 4, 2013**
      **File No. 001-34058**

Dear Mr. Evans:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel Greenspan for

        Jeffrey P. Riedler
        Assistant Director

cc: <u>Via E-Mail</u>
   Christopher J. Melsha
   Fredrikson & Byron, P.A.
   200 South Sixth Street, Suite 4000
   Minneapolis, MN 55402